FORM 51-102F3 (Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street
Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

July 18, 2008

Item 3: News Release:

A news release dated and issued on July 18, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Arranges $17 Million Financing

Item 5: Full Description of Material Change:

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

July 18, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has entered into a placement agency agreement for a debt financing on a best efforts basis consisting of Units for gross proceeds of up to US $17 million.

Each Unit consists of a transferable senior secured note (a “Note”) in a principal amount of US $1,000 maturing in two (2) years, and a transferable share purchase warrant of Freegold Ventures Limited (a “Warrant”), entitling the holder to purchase up to 500 common shares of Freegold at an exercise price of CDN $1.20 per share for a period of five years from the date of closing. The Warrants are subject to an acceleration clause whereby if the closing trading price of the Company’s shares is CDN $2.40 or more for a period of 15 consecutive trading days, the Company has the option to require the earlier exercise of the Warrants with 30 days notice from the Company. The Notes bear interest at a rate of 15% per annum, which will be pre-paid for the 2 year term of the Note at closing.  The Notes will be secured by the assets of the Company, and will be senior to all other security interests granted.

In consideration for their services, the agent will receive a cash commission equal to 6.5% of the gross proceeds from the offering, and broker’s warrants equal to 6.5% of the number of Warrants issued and on the same terms and conditions as the Warrants. The offering is scheduled to close on or about July 31, 2008, and is subject to certain conditions, including, but not limited to, receipt of all regulatory approvals. The securities issued by Freegold in connection with this offering are subject to a four month hold period as prescribed by the TSX.

The net proceeds of the financing will be used to continue to advance the Company’s Almaden, Golden Summit, Rob and Vinasale projects, for the possible acquisition of new projects containing feed material that could be processed using the Company’s portable 1,200 ton per day gravity-based gold recovery plant, for the retirement of the existing US $1.8 million secured equipment loan, and for general working capital purposes.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers. The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho. This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program which has successful identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations. Freegold's 40,100-foot drill program in 2007 continued to discovery new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Historically over 6.75 million ounces have been recovered from streams that drain the Golden Summit project area and an additional 500,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine. Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program using an on-site gravity-based concentration plant.  Drilling in 2008 will also be conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo, and on the Vinasale property, where the Company has entered into an exploration agreement with option to lease which contains the previously identified Vinasale gold deposit.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary
Telephone: 604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of July 2008.